X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740


10016260

August 23, 2010

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated August 23, 2010).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dw 9/1

X-Cal Resources Ltd.

TSX/XCL **August 23, 2010**

News Release

X-Cal Shareholder Vote Approves Plan of Arrangement with Paramount

An overwhelming majority of shareholders of X-CAL have approved the Plan of Arrangement with Paramount Gold and Silver Corporation at the Annual and Special Meeting of the shareholders and approved all resolutions as proposed by management.

X-Cal common shares represented at the meeting were 115,100,680. The number of shares in issue at the record date was 167,598,439.

The shares voted on the acquisition of X-CAL by Paramount Gold and silver Corp were +99% in favor of the Plan of Arrangement.

The Arrangement was subsequently approved by the Supreme Court of British Columbia on Friday August 20, 2010 and has closed effective today (Monday, August 23. 2010).

Shawn Kennedy commented: “To see such a large percentage of the issued shares in a public company voted is very encouraging. The strong mandate to move ahead is much appreciated. X-Cal shareholders are looking forward to the next chapter of our investment through Paramount”.

Shareholders of X-Cal are entitled to receive one (1) Paramount share for every eight (8) X-Cal shares surrendered. Registered shareholders will receive a letter of transmittal providing instructions on how to exchange their share certificates pursuant to the Arrangement.

As a result of the closing of the Arrangement, Paramount is now the sole shareholder of X-Cal and X-Cal's shares will be delisted from the Toronto Stock Exchange. Shawn Kennedy will become a director of Paramount

X-Cal Resources Ltd.
Shawn Kennedy, President
(604) 662-8245

Paramount Gold and Silver Corp.
Christopher Crupi, CEO
Chris Theodossiou, Investor Relations
866-481-2233 / 613-226-9881

Cautionary Note to U.S. Investors Concerning Estimates of Indicated and Inferred Resources: This press release uses the terms "indicated resources" and "inferred resources". We advise U.S. investors that while these terms are defined in and permitted by Canadian regulations, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the Transaction, the expected timetable for completing the Transaction, benefits and synergies of the Transaction, future opportunities for the combined company, expectations regarding the value and benefits of the Transaction and any other statements about Paramount or X-Cal managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to: the ability of the parties to consummate the Transaction and satisfy the conditions thereunder; the ability to obtain, and the timing of, the necessary exchange, regulatory and shareholder or stockholder approvals for the Transaction; the impact of any actions taken by any other party to complicate, delay or prevent the Transaction; the ability to realize the anticipated synergies and benefits from the Transaction and the combined company; and the other factors described in Paramount's Annual Report and Annual Information Form on Form 10-K for the year ended June 30, 2009 and its most recent quarterly reports filed with the SEC available on www.sec.gov and applicable Canadian securities regulators available on www.sedar.com and X-Cal's filings with the applicable Canadian securities regulators available on www.sedar.com. Except as required by applicable law, each of Paramount and X-Cal disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com